Contact

www.linkedin.com/in/erin-norman-3a24332b (LinkedIn)

Top Skills

Project Management
Event Production
Entertainment

Erin Norman

Account Manager
Los Angeles, California, United States

Experience

SHARE Studios Inc
Chief Executive Officer
June 2023 - Present (1 year 7 months)
Los Angeles, California, United States

Empowering Filmmakers Globally

The SOCIETY Group
Account Manager
July 2022 - Present (2 years 6 months)
Los Angeles County, California, United States

Myself Only; Self-Employed
Freelance Writer
October 2015 - Present (9 years 3 months)
Greater Los Angeles Area

Freelance Writer of Books, Screenplays, Business Proposals, PR Campaigns

Foxxhole Productions
Executive Assistant
July 2014 - Present (10 years 6 months)
Century City, CA

The SOCIETY Group
Junior Publicist
August 2012 - June 2014 (1 year 11 months)

Tremolo Productions
Producer
January 2009 - March 2010 (1 year 3 months)

Lighten Up Productions
Production Assistant/Development
June 2008 - January 2009 (8 months)

Education

Southern Illinois University, Carbondale
· (1996 - 1998)